                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                            Uncle B's Bakery, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
________________________________________________________________________________
                        (Title of Class of Securities)


                                  904297-10-8
        _______________________________________________________________
                                (CUSIP Number)

         William T. Rose, Jr., 441 Dubuque Street, Ellsworth, IA 50075
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 6, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D - AMENDMENT NO. 1

-----------------------                                  ---------------------
 CUSIP NO. 904297-10-8                                     PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            (a) John Trucano  ###-##-####
            (b) The Food Fund Limited Partnership  41-1674224
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4          OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6          USA

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                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    157,500* Includes 35,000 currently exercisable
                            warrants
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   157,500

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    157,500


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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    4.3%

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      TYPE OF REPORTING PERSON*
14    IN, PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 pages

                        AMENDMENT NO. 1 TO SCHEDULE 13D
                        -------------------------------


ITEM 1.  SECURITY & ISSUER:
--------------------------

Uncle B's Bakery, Inc. (the "Issuer"), 441 Dubuque Street, Ellsworth, Iowa 50075 Common Stock, Par Value $.01 (the "Shares").


ITEM 2.  IDENTITY AND BACKGROUND:
---------------------------------
(a)    Name:                     (i)   John Trucano
(a)    Name:                     (ii)  The Food Fund Limited Partnership
(b)    Business Address:         (i)   5730 Smetana Drive #300
                                       Minnetonka, MN 55343
                                 (ii)  5730 Smetana Drive #300
                                       Minnetonka, MN 55343
(c)    Occupation:               (i)   Managing General Partner, The Food Fund
                                       Limited Partnership
                                 (ii)  Minnesota limited partnership
(d)    Convictions in the last
       5 years:                        None
(e)    Securities law violations
       in the last 5 years:            None
(f)    Citizenship:                    U.S. Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
----------------------------------------------------------

On July 22, 1994, The Food Fund Limited Partnership (the "Partnership") purchased 25,000 shares of Common Stock of the Issuer for $65,625.00, resulting in ownership of 172,500 shares of Common Stock of the Issuer. Funds used for the acquisition of the shares of the Issuer were the Partnership's investment funds of $5,625.00 and a $60,000.00 unsecured loan from Norwest Bank Minnesota. These funds were drawn against a $150,000.00 line of credit that the Partnership maintains with that bank. John Trucano ("Trucano") is general partner of the Partnership. During the months of June and July, 1996, the Partnership disposed of 50,000 shares of Common Stock, resulting in beneficial ownership of less than 5% of the Issuer's Common Stock.

ITEM 4. PURPOSE
---------------

The purpose of the Partnership's acquisition of the shares of the Issuer was for investment. Neither the Partnership nor Trucano had or has any intention of exerting control over the business or assets of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:
---------------------------------------------

(a) Aggregate number of shares beneficially owned as of the date of this amendment: 157,500 shares of Common Stock, $.01 par value, (assumes exercise of currently exercisable warrant) Percentage: 4.1%.
(b) Number of shares with sale voting and disposition power as of the date of this amendment: 157,500 shares of Common Stock, $.01 par value, (assumes exercise of currently exercisable warrant)

                                                               Page 4 of 4 pages
(c)  Transactions effected since October 13, 1993:


DATE        NO. SH    PRICE PER SHARE     WHEN/HOW EFFECTED
----        ------    ---------------     ------------------
10/13/93    50,000    $3.125              Initial Public Offering Purchase
  7/7/94    10,000    $3.0625             Open Market Purchase
 7/22/94    25,000    $2.625              Open Market Purchase
  6/6/96    25,000    $4.30               Sale
  6/7/96     5,000    $4.25               Sale
 6/27/96    10,000    $4.50               Sale
 6/28/96     5,000    $4.25               Sale
  7/2/96     5,000    $4.125              Sale

(d)  None
(e) The reporting person ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on June 6, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:
None

                                  SIGNATURES
                                  ----------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.



Dated:        January 27, 1997         /s/ John Trucano
                                       ----------------------------------
                                       John Trucano



Dated:        January 27, 1997         THE FOOD FUND LIMITED PARTNERSHIP



                                       /s/ John Trucano
                                       ----------------------------------
                                       John Trucano
                                       Its: General Partner